UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TrueCar, Inc.

(Name of Issuer)

Common stock, par value $.01

(Title of Class of Securities)

89785L107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89785L107

1	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,200,041 Common stock, par value $.01
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 4,200,041 Common stock, par value $.01
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,041 Common stock, par value $.01
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% Common stock, par value $.01
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89785L107

1	NAMES OF REPORTING PERSONS PAR Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,200,041 Common stock, par value $.01
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 4,200,041 Common stock, par value $.01
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,041 stock, par value $.01
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% Common stock, par value $.01
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89785L107

1	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,200,041 Common stock, par value $.01
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 4,200,041 Common stock, par value $.01
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,041 Common stock, par value $.01
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% Common stock, par value $.01
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of issuer:

TrueCar, Inc.

Item 1(b) Address of issuer’s principal executive offices:

120 Broadway, Suite 200

Santa Monica, CA 90401

2(a) Name of person filing:

PAR Investment Partners, L.P.

PAR Group, L.P.

PAR Capital Management, Inc.

2(b) Address or principal business office or, if none, residence:

PAR Capital Management, Inc.

One International Place, Suite 2401

Boston, MA 02110

2(c) Citizenship:

State of Delaware

2(d) Title of class of securities:

Common stock, par value $.01

2(e) CUSIP No.:

89785L107

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

4,200,041 common stock, par value $.01

(b) Percent of class:

5.1% common stock, par value $.01

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,200,041 common stock, par value $.01

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of :

4,200,041 common stock, par value $.01

Item 5. Ownership of 5 Percent or Less of a Class.:

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

PAR INVESTMENT PARTNERS, L.P.
By:	PAR Group, L.P.
its general partner
By:	PAR Capital Management, Inc. its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP, L.P.
By:	PAR Capital Management, Inc. its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer